OMB APPROVAL
                                        OMB Number:     3235-0145
                                        Expires: October 31, 1994
                                        Estimated average
                                        burden hours per
                                        form . . . . . . . .14.90

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No.   4 )*

                     PLM International, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            69341L106
                         (CUSIP Number)

                           Simon Aron
                    Manatt, Phelps & Phillips
   11355 W. Olympic Boulevard, Los Angeles, California 90064
                         (310) 312-4137
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                        October 13, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule Rule 13d-1(b)(3) or
(4), check the following box /_/.

Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D


CUSIP No.  69341L106                           Page 2 of 10 Pages


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Official Unsecured Bondholders Committee

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) /_/
                                                          (b) /_/
          Not applicable

3         SEC USE ONLY


4         SOURCE OF FUNDS*
          00 (Pursuant to the Plan of Reorganization)

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             /_/

          Not applicable

6         CITIZENSHIP OR PLACE OF ORGANIZATION  California
          (appointed by United States Trsutee in Reorganization
          Proceeding in United States Bankruptcy Court for the
          Northern District of California)



               7    SOLE VOTING POWER
NUMBER OR           3,367,367
SHARES
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            0
EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              0
WITH
               10   SHARED DISPOSITIVE POWER
                    0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          3,367,367

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                     /_/


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          32%


14        TYPE OF REPORTING PERSON*

          00   (Official Unsecured Bondholders Committee)

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                                            Page -3- of 10 Pages
Item 1.       Security and Issuer.

              This Statement relates to the Common Stock of PLM
International, Inc. ("PLMI"). The address of the principal executive offices of PLMI is One Market Street Tower, Suite 900,
San Francisco, California 94105-1301.

Item 2.       Identity and Background.

              Initial Schedule 13D Dated April 26, 1993

              The person filing this Statement is the Official Unsecured Bondholders' Committee (the "Bondholders Committee") which was originally appointed by the United States Trustee for the Northern District of California on October 3, 1991 as amended on October 21, 1991, pursuant to 11 U.S.C. Section 1102, in connection with the Proceedings for Reorganization (the "Reorganization Proceedings") under Chapter 11 of the United States Bankruptcy Code (the "Code") in re Transcisco Industries Inc. (No. 91-3-2674-TC) pending in the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court"). Under the Code, the principal purpose of the Bondholders Committee, broadly stated, is to actively participate in the Reorganization Proceedings on behalf of the holders (the "Bondholders") of $15,410,000 principal amount of the 9% Senior Subordinated Convertible Notes due May 15, 1996 (the "Bonds") issued by Transcisco Industries Inc. ("Transcisco").

              Information relating to the members of the Bondholders
Committee is set forth in Exhibit A attached hereto and incorporated herein by reference. The following are the names and business addresses of the co-chairmen of the Bondholders
Committee (the "Co-Chairmen"):

        Norman J. Wechsler              Thomas Revy
        c/o Wechsler & Co. , Inc.       c/o Froley Revy
Investment
        105 South Bedford Road          10900 Wilshire Boulevard
        Suite 310                       Suite 1050
        Mt. Kisco, New York 10549       Los Angeles, California
90024


              During the last five years, neither the Bondholders Committee nor, to the best knowledge of the Co-Chairmen, any of its members (or any of their respective named representatives) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Each of the individuals named above is a citizen of the United States of America.

                                        Page -4- of 10 Pages

              Amendment No. 1 Dated May 18, 1993

              No change.

              Amendment No. 2 Dated November 8, 1993

              Item 2 was amended to reflect that on October 20,
1993
the Bankruptcy Court confirmed the Joint Plan of Reorganization (the "Joint Plan") which provided, among other things, for the cancellation of the Bonds in exchange for 3,367,367 shares of common stock of PLMI and a 60% interest in a $5 million subordinated promissory note issued by PLMI to Transcisco.

              Amendment No. 3 Dated May 17, 1994

              Item 2 was amended to reflect the death of Thomas
Revy,
the former Co-Chairman of the Committee. Andrea O'Connell was named to replace Mr. Revy as a member of the Committee.
Mr. Norman Wechsler is the Acting Chairman of the Committee.

Item 3.       Source and Amount of Funds or Other Consideration.

              See Item 4.

Item 4.       Purpose of Transaction.

              Initial Schedule 13D Dated April 26, 1993

              On July 1, 1991, three individual Bondholders of Transcisco filed an involuntary petition under Chapter 7 of the Code against Transcisco in the Bankruptcy Court. On July 30, 1991, Transcisco voluntarily converted such case to Chapter 11 and continues to operate its business as a debtor-in-possession.

              Transcisco and the Bondholders Committee, among others, are proposing a Plan of Reorganization, including a settlement agreement (the "Settlement Agreement") to be incorporated therein, which, subject to the approval of the creditors and stockholders of Transcisco and confirmation by the Bankruptcy Court, would reject certain executory contracts and provide for the payment of and discharge of certain debts of Transcisco. The Bondholders Committee anticipates that the Settlement Agreement win include cancellation of the Bonds in exchange for the transfer by Transcisco to a representative (the "Representative") of the Bondholders of (1) 3,367,367 shares of the Common Stock of PLMI (the "PLMI Stock") held by Transcisco and (2) a $5 million subordinated promissory note issued by PLMI to Transcisco (the "PLMI Note"). There can be no assurance that the Settlement Agreement will be entered into or that it will be approved by the stockholders and creditors of Transcisco or confirmed by

                                        Page -5- of 10 Pages

the Bankruptcy Court. To protect the potential interest of the Bondholders in the PLMI Stock, on April 26, 1993, the Bondholders Committee filed a motion requesting the Bankruptcy Court to direct Transcisco to provide the Bondholders Committee with a proxy (the "Proxy") to vote the PLMI Stock at the next annual meeting of the stockholders of PLM currently scheduled for May 12, 1993, and at all adjournments and postponements thereof (the "Meeting"). The Notice of Annual Meeting of Stockholders of PLMI dated April 19, 1993 provides that, at the Meeting, the stockholders of PLMI will be asked to elect one Class III director of PLMI and to transact such other business as may properly come before the Meeting. At the Meeting, the Bondholders Committee intends to nominate, and to vote the Proxy for the election of, Thomas Revy as a director of PLMI and to vote the Proxy in the discretion of the Bondholders Committee on all other matters that may properly come before the Meeting. Thereafter, the Bondholders Committee intends to take such actions as it deems to be appropriate to maximize the value of the PLMI Stock and the PLMI Note. Such actions may include, among others, (a) acquiring additional securities of PLMI, or disposing of securities of PLMI, in the open market, in privately negotiated transactions or otherwise; (b) seeking one or more extraordinary corporate transactions, such as a merger, reorganization or liquidation of PLMI or any of its subsidiaries;
(c) selling or transferring a material amount of the assets of PLMI or any of its subsidiaries; (d) changing the present Board of Directors or management of PLMI, including changing the number or term of directors or filling any vacancies on the Board of Directors; (e) changing the present capitalization or dividend policy of PLMI; (f) changing the nature of PLMI's business or its corporate structure; (g) changing the terms of PLMI's Articles of Incorporation, Bylaws or instruments corresponding thereto; (h) causing a class of securities of PLMI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (i) any action similar to any of those enumerated above. Except as otherwise expressly set forth in this Statement, the Bondholders Committee currently has no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through
(i).

              Amendment No. 1 Dated May 18, 1993

              Item 4 was amended to reflect that Transcisco granted to the Bondholders Committee a proxy to represent and vote the PLMI Stock until August 20, 1993.

              Amendment No. 2 Dated November 8, 1993

              See Item 1 above.

              Amendment No. 3 Dated May 17, 1994

              Item 4 was amended to reflect that the PLMI Stock was being held by Transcisco pending distribution of the PLMI Stock to the Representative, Securities Holding, L.P., a California limited partnership, in accordance with the Joint Plan. On
May 17, 1994, Transcisco

                                        Page -6- of 10 Pages

executed and delivered to Norman J. Wechsler, acting chairman of the Bondholders Committee, on behalf of the Bondholders
Committee, its proxy to represent and vote the PLMI Stock until December 31, 1994.

              Amendment No. 4 dated October 13, 1994

              Item 4 is amended to reflect that on October 13, 1994,
the Bondholders Committee, on behalf of the Bondholders, sold the PLMI Stock to PLMI and its assignees for an aggregate purchase price of $10,943,942.75 or $3.25 per share. The proceeds of the sale will be distributed to the Bondholders in proportion to their holdings of the Bonds.

Item  5.      Interest in Securities of the Issuer.

              Initial Schedule 13D Dated April 26, 1993

                    (a)   For purposes of Rule 13d-3 promulgated
under
the Exchange Act of 1934, as amended, by virtue of the Proxy, if granted, the Bondholders Committee will have the sole power to vote or to direct the vote of the PLMI Stock at the Meeting and, accordingly, may be deemed to be the beneficial owner of the PLMI Stock, constituting approximately 32% of the issued and outstanding shares of the Common Stock of PLMI. There can be no assurance that the Proxy will be granted.

              The following table sets forth, to the best knowledge of the Co-Chairmen, the number of shares and the percent of the Common Stock of PLMI beneficially owned by each member of the Bondholders Committee:

                                               Percent of
        Name              Number of Shares     Class<F2>

Norman J. Wechsler<F1>                  81,100  .77%

__________________________________
[FN]
<F1>    Such shares are owned by Wechsler & Co., Inc., a
Bondholder
        and a corporation of which Mr. Wechsler is Chairman, President and principal shareholder and which has sole voting and investment power with respect to the shares listed.

<F2>    The percentage is based upon the total number of shares
of
        PLMI's Common Stock outstanding on April 16, 1993 based upon
        PLMI's Proxy Statement dated April 19, 1993.

              The Bondholders Committee disclaims beneficial ownership of the 81,100 shares beneficially owned by Wechsler &
Co., Inc.

                                        Page -7- of 10 Pages

                    (b)   See Item 5(a) above.  Transcisco will
have
the power to dispose of or to direct the disposition of the PLMI
Stock until the PLMI Stock is actually transferred to the Representative by Transcisco. There can be no assurance that the PLMI Stock will be transferred to the Representative.

                    (c)   Except as expressly set forth above,
neither
the Bondholders Committee nor, to the best knowledge of the Co-Chairmen, any member of the Bondholders Committee has effected any transaction in the shares of the Common Stock of PLMI during the sixty days preceding the date of this Statement.

                    (d)   The Bondholders Committee does not have
the
power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of PLMI Stock owned by Transcisco.

              Amendment No. 4 Dated October 13, 1994

              Item 5 is amended to reflect that on October 13, 1994,
the Bondholders Committee, on behalf of the Bondholders, sold the PLMI Stock to PLMI and its assignees. As of October 13, 1994, the Bondholders Committee, on behalf of the Bondholders, no longer holds a position in the stock of PLMI.

Item 6.       Contracts, Arrangements, Understandings or
              Relationships With Respect to Securities of the
Issuer.

              See Item 4.

Item 7.       Material to Be Filed As Exhibits.

              Initial Schedule 13D Dated April 26, 1993

              Exhibit A --      List of Bondholders Committee

              Exhibit B --      Notice of Motion and Motion of
the OBC
for the Order directing Transcisco to provide its Proxy to the OBC on the PLMI Stock that Transcisco owns; Memorandum of Points and Authorities; and Declaration of Simon Aron.

              Amendment No. 1 Dated May 10, 1993

              Exhibit B --      Order directing Debtor to provide
Proxy
to the OBC on its PLMI stock dated May 10, 1993 and the Proxy attached thereto.

                                        Page -8- of 10 Pages

              Exhibit C --      Proxy of Transcisco Industries,
Inc.
dated May 10, 1993.

              Amendment No. 2 Dated October 20, 1993

              Exhibit D --      Order confirming Joint Plan of
Reorganization filed on October 20, 1993 and, attached thereto as Exhibit A, the Joint Plan of Reorganization, as amended, filed on June 22, 1993 and July 29, 1993.

              Amendment No. 3 Dated May 17, 1994

              Exhibit A --Amendment to List of Bondholders
Committee

              Exhibit F --Proxy of Transcisco Industries, Inc.
dated
May 17, 1994


                                     SIGNATURE

              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                OFFICIAL UNSECURED BONDHOLDERS'
                                COMMITTEE


                                By             /s/
                                  Norman Wechsler, Acting
Chairman

                                        Page -9- of 10 Pages

    EXHIBIT A
                 LIST OF MEMBERS OF THE BONDHOLDERS COMMITTEE<f*>


Initial Schedule 13D Dated April 26, 1993

Name and                   Principal Occupation          Citizenship
Business Address
Norman J. Wechsler          Chairman, President and      United States
(Co-Chairman)               principal shareholder of
c/o Wechsler & Co. Inc.     Wechsler & Co., Inc., a
105 South Bedford Road      New York corporation
Suite 310                   specializing in securities
Mount Kisco, NY  10549      brokerage business

Thomas Revy                 Managing Director of Froley, United States
(Co-Chairman)               Revy Investment Co., Inc.,
c/o Froley, Revy            a California corporation
 Investment Co., Inc.       specializing in investment
10900 Wilshire Blvd.        management business
Suite 1050
Los Angeles, CA  90024

Nick S. Coin                Supervisor, Securities       United States
c/o Modern Woodmen          Division of Modern
 of America                 Woodmen of America,
1701 First Avenue           an Illinois corporation
Rock Island, IL  61201      specializing in the
                            insurance business

Arthur W. Berry             Managing Director of         United States
c/o Pecks Management        Pecks Management Partners
 Partners Ltd.              Ltd., a New York corporation
One Rockefeller Plaza       specializing in the
New York City, NY  10020    investment managing business

Zoltan H. Zsitvay           Senior Vice President of     United States
c/o Donaldsen, Lufkin &     Donaldsen, Lufkin &
 Jenrette                   Jenrette Securities
140 Broadway                Corporation, a Delaware
New York, NY 10005          corporation specializing
                            in the investment banking
                            business

_______________________

<f*>    Patrick Crooks. is the indenture trustee with respect to
  the Bonds and is an ex-officio, non-voting member of the Bondholders Committee. His business address is c/o Yasuda Bank and Trust Co., HCR 62 Box 247a, Mt. Desert, ME 04660.

        10

                                Page -10- of 10 Pages
Amendment No. 3 Dated May 17, 1994

      EXHIBIT A

                 LIST OF MEMBERS OF THE BONDHOLDERS COMMITTEE<f*>


Name and
Business Address            Principal Occupation         Citizenship
Norman J. Wechsler          Chairman, President and      United States
(Acting Chairman)           principal shareholder of
c/o Wechsler & Co. Inc.     Wechsler & Co., Inc., a
105 South Bedford Road      New York corporation
Suite 310                   specializing in securities
Mount Kisco, NY  10549      brokerage business

Andrea O'Connell            Managing Director of Froley, United States
c/o Froley, Revy            Revy Investment Co., Inc.,
 Investment Co., Inc.       a California corporation
10900 Wilshire Blvd.        specializing in investment
Suite 1050                  management business
Los Angeles, CA  90024

Nick S. Coin                Supervisor, Securities       United States
c/o Modern Woodmen of       Division of Modern Woodmen
 America                    of America, an Illinois
1701 First Avenue           corporation specializing
Rock Island, IL  61201      in the insurance business

Arthur W. Berry             Managing Director of         United States
c/o Pecks Management        Pecks Management Partners
 Partners Ltd.              Ltd., a New York corporation
One Rockefeller Plaza       specializing in the
New York City, NY  10020    investment managing business

Zoltan H. Zsitvay           Senior Vice President of     United States
c/o Donaldsen,              Donaldsen, Lufkin &
 Lufkin & Jenrette          Jenrette Securities
140 Broadway                Corporation, a Delaware
New York, NY 10005          corporation specializing in
                            the investment banking
                            business

_______________________

<f*>    Patrick Crooks. is the indenture trustee with respect to
  the Bonds and is an ex-officio, non-voting member of the Bondholders Committee. His business address is c/o Yasuda Bank and Trust Co., HCR 62 Box 247a, Mt. Desert, ME 04660.